Exhibit 99.1

ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

November 5, 2024 Hong Kong, China

To the Shareholders of Abits Group Inc:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2023 to be held on December 10, 2024, at 11:00 A.M., Hong Kong Time (10:00 P.M. Eastern Time on December 9, 2024). The meeting will be held at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China. The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, BY EMAIL, BY FAX OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
ABITS GROUP INC

TIME:	11:00 A.M., Hong Kong Time, December 10, 2024 (10:00 P.M., Eastern Time, December 9, 2024)

PLACE:	Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China

ITEMS OF BUSINESS:

(1)	To elect five members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2025, or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024;

(3)	To approve a share consolidation of the Company’s authorized and issued ordinary shares at a ratio ranging from any whole number between one-for-six and one-for-fifteen, with the exact ratio within such range to be determined by the Board of Directors in its discretion and an amended and restated memorandum and articles of association giving effect to the Reverse Share Split and any related changes to be determined by the Board of Directors; and

(4)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 23, 2024.

ANNUAL REPORT:	A copy of our 2023 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 5, 2024.

By order of the Board of Directors,

/s/ Conglin Deng
Conglin Deng
Chief Executive Officer and Director

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

What am I voting on?

You will be voting on the following:

(1)	Election of five members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2025 or until their successors are duly elected and qualified;

(2)	Ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024;

(3)	Approval of a share consolidation of the Company’s authorized and issued ordinary shares (the “Reverse Share Split” or “Reverse Split”) at a ratio ranging from any whole number between one-for-six and one-for-fifteen, with the exact ratio within such range to be determined by the Board in its discretion and an amended and restated memorandum and articles of association giving effect to the Reverse Share Split and any related changes to be determined by the Board of Directors; and

(4)	Transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and the preferred shares, par value $0.00101 per share (the “Preferred Shares”) of the Company as of the close of business on October 23, 2024. Each Ordinary Share is entitled to one vote and each Preferred Share is entitled to six votes. As of October 23, 2024, we had 35,554,677 Ordinary Shares outstanding and 5,000,000 Preferred Shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form or book entry form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, click on Vote Your Proxy;

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Abits Group Inc”

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

(2)	By Email, at proxy@transhare.com;

(3)	By fax, please fax your proxy card to: +1 (727) 269-5616; or

(4)	By mail, by completing, signing and returning the enclosed proxy card to:

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater, FL 33764

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to 5:00 p.m., Eastern Time, on December 9, 2024, (2) voting again via email prior to 5:00 p.m., Eastern Time, on December 9, 2024, (3) voting again via fax prior to 5:00 p.m., Eastern Time, on December 9, 2024, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3 and 4 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Ordinary Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. Approval of the Reverse Share Split is not a routine matter. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Ordinary Shares and Preferred Shares as of October 23, 2024.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to yf@abitgrp.com or a letter to the offices of the Company at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, email, fax or mail. In order for us to conduct our meeting, one-third (1/3) of our outstanding Ordinary Shares as of October 23, 2024 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1. The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Abstain” as to a particular nominee or nominees for director..

Proposal 2. The ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of a Reverse Share Split at a ratio ranging from any whole number between one-for-six and one-for-fifteen, with the exact ratio to be determined by the Board in its discretion, requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 4. Transacting any other business properly coming before the meeting requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated five Director candidates for election to be on the Board of Directors for a one-year term expiring in 2025. You are asked to vote for these nominees to serve as members of the Board of Directors. All candidates for the Board have consented to serve if elected.

The five nominees for election to the Board of Directors to serve a one-year term expiring at the Annual Meeting of Shareholders in 2025, or until their successors are duly elected and qualified:

Conglin (Forrest) Deng

Age — 41

Director since 2021

Mr. Conglin Deng was appointed a director of the Company on August 9, 2021. He has previously served as the General Manager of Beijing Jiuteng Investment Limited since 2016, where he was responsible for managing its blockchain and bitcoin mining related investments. Prior to this engagement as the CEO of the Company, he was a co-founder of a company involved in the operation of online games and games publishing. Mr. Deng studied at the Beijing Foreign Studies University and graduated in 2007 with a major in English.

Mr. Deng is re-nominated to serve as a director because of his expertise in the blockchain and bitcoin mining industry and his experience as an investment management executive.

Lionel Choong Khuat Leok

Age — 62 Director since 2018

Mr. Lionel Choong Khuat Leok, was appointed to the Board of the predecessor company on May 11, 2018 and reappointed as a director of the company as one of its first directors on August 9, 2021. He has over 33 years of working experience in accounting, auditing, internal control, corporate finance and corporate governance. He started his working career with BDO Binder Hamlyn (“BDO”) in London in 1984 where he was later promoted as the supervisor and manager for the banking and financial services team which managed various projects in structured finance as well as consultation projects for BDO’s client’s initial public offerings. During his term with BDO, Mr. Choong gained the Institute of Chartered Accountants in England and Wales (ICAEW) Certification as a certified accountant.

Mr. Choong is the Chief Financial Officer and board member of Logiq Inc., (OTCQX: LGIQ) since July 17, 2015. Mr. Choong was the Vice Chairman, Audit Committee Chair and an independent non-executive director of Emerson Radio Corp. Inc. (NYSE: MSN) from November 2013 to June 2022. Between April 2009 and June 2015, he was the acting Chief Financial Officer of Global Regency Ltd., 2015 and remains as its consultant. Mr. Choong is a director and consultant for Willsing Company Ltd., a position he has held since August 2004 and Board Advisor to Really Sports Co., Ltd., a position he has held since June 2013. Mr. Choong has a wide range of experience in a variety of senior financial positions with companies in China, Hong Kong SAR, and London, UK. His experience encompasses building businesses, restructuring insolvency, corporate finance, and initial public offerings in a number of vertical markets, including branded apparel, consumer and lifestyle, consumer products, pharmaceuticals, and logistics. From June 2008 to May 2011, Mr. Choong was acting Chief Financial Officer of Sinobiomed, Inc. (predecessor company of Logiq, Inc.).

Mr. Choong is a fellow member of the Institute of Chartered Accountants in England and Wales and holds a corporate finance diploma from this Institute. He is also a CPA and practicing member of the Hong Kong Institute of Certified Public Accountants and a member of the Hong Kong Securities Institute. Mr. Choong holds a Bachelor of Arts in Accountancy from London Guildhall University, UK, and a Master of Business Administration from the Hong Kong University of Science and Technology and the Kellogg School of Management at US Northwestern University.

Based on Mr. Choong’s professional work experience, previous directorships, and education, the Board believes that he is qualified to serve as an independent non-executive director and Audit Committee Chair of the Company.

Tao Xu

Age — 37

Director since 2021

Mr. Tao Xu was appointed to the Board on October 11, 2021. Since January 2020, Mr. Xu has been the General Manager of Hong Kong Jiu Shi Jiu Technology Services Co. Ltd., a provider of bitcoin mining operations and technical services, including the operation, maintenance and trading of bitcoin mining machines. In that role, he is responsible for the company’s bitcoin mining operations and overall business development. From March 2018 to December 2019, he had served as the Operations Director of Hong Kong Qinlin Interactive Limited, a company engaged in the promotion and distribution of online games. He graduated from Shandong Lin Yi College in 2008 with a Bachelor’s degree in electrical and mechanical engineering.

Mr. Xu is renominated to serve as a director because of his expertise in the operations and technologies of the bitcoin mining industry.

Chuan Zhan

Age — 53

Director since 2022

Mr. Chuan Zhan was appointed to the Board on November 30, 2021. Mr. Zhan is a well-known investor in China, having successfully invested in a number of start-ups and public companies in the sectors of new technologies and renewable energies. Since 2014, he has been the Investment Director at Shenzhen Guojin Investment Co. Ltd and the Founding Member of IFC Capital Limited, a private equity firm. He was also previously a Visiting Professor of Economics at Nanjing University in China. He graduated from Changchun Institute of Technology with a Bachelor’s degree in Water Supply and Drainage, followed by a Research Fellowship and a Master’s Degree in Economics from the Hohai University in Nanjing, China in 1998.

Mr. Zhan is renominated to serve as a director because of his knowledge in investment in new technologies companies and his experience as a seasoned investor.

Yanyan Sun

Age – 38

Director Nominee

Ms. Yanyan Sun has served as Assistant to the CEO in addition to her roles at the Company’s wholly-owned subsidiary responsible for personnel and administrations aspects of the Company’s operations since March 2021. Ms. Sun took the primary role in the successful rollout of the Company’s human resources management system. From July 2016 to February 2021, Ms. Sun was a human resources specialist at Beijing Muyou Interactive Technology Co., Ltd where she was responsible for the recruitment, new employee onboard trainings and other employment related matters. From October 2014 to July 2016, Ms. Sun was a human resources staff member at Huizhong Fortune focused on the development of HR management systems for recruitment, training, performance review, leave and other employment matters. From December 2007 to September 2014, Ms. Sun was a retail banking associate with the Bank of Beijing. Ms. Sun received her Bachelor of Law degree from Beijing Technology and Business University in 2009.

Ms. Sun is nominated to serve as a director because of her in-depth knowledge of our organization and extensive experience in corporate human resources management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Director Independence

The Board of Directors has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the Board of Directors determined that each of Lionel Choong, Tao Xu and Chuan Zhan are independent within the meaning of the NASDAQ rules. In making this determination, our Board of Directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board of Directors deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Leadership Structure

Mr. Conglin Deng serves as the Chief Executive Officer and Executive Director of the Company. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes or approve all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF All
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF AUDIT ALLIANCE LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee of the Board of Directors has appointed Audit Alliance LLP to serve as the Company’s fiscal year 2023 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Audit Alliance LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Audit Alliance LLP served as the Company’s independent registered public accounting firm for the years ended December 31, 2022 and 2023.

What services will Audit Alliance LLP provide?

Audit services provided by Audit Alliance LLP for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic reports made with the SEC.

Will a representative of Audit Alliance LLP be present at the meeting?

One or more representatives of Audit Alliance LLP may be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Audit Alliance LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
AUDIT ALLIANCE LLP AS THE COMPANY’S FISCAL 2024 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE
REVERSE SHARE SPLIT PROPOSAL
(ITEM 3 ON THE PROXY CARD)

The Company is asking its shareholders to approve an amendment (the “Amendment”) to the Company’s existing memorandum and articles of association, as amended, (the “Memorandum and Articles”) giving effect to a share consolidation of the issued and outstanding shares of the Company’s ordinary shares at a ratio within a range of one-for-six to one-for-fifteen, subject to and as determined by the Board of Directors, or the Reverse Split Proposal.

Our Board of Directors is submitting the Reverse Split Proposal to our shareholders for approval with the intent of increasing the market price of our ordinary shares to enhance our ability to meet the continued listing requirements of the Nasdaq Capital Market. Immediately upon completion of the Reverse Split, our ordinary shares are expected to have a bid price of at least $1.00 per share. The Board has approved and declared advisable an amendment to the Memorandum and Articles giving effect to the Reverse Split and recommends that our shareholders approve such amendment. Even if shareholders approve the Reverse Split Proposal, the Board of Directors acting in its discretion could elect not to complete a Reverse Split if it determines such action to be in the best interests of the Company and its shareholders.

Purpose and Background of the Reverse Share Split

On November 4, 2024, the Board approved the Reverse Share Split and the resulting amendment to our Memorandum and Articles and believes that it is in our shareholders’ best interests for the following reasons:

●	Effecting the Reverse Share Split would be the most effective means of regaining compliance with Nasdaq’s minimum bid price requirement (as described below) for continued listing of our ordinary shares on the Nasdaq Capital Market;

●	Continued listing on the Nasdaq Capital Market provides overall credibility to an investment in our shares, given the stringent listing and disclosure requirements of Nasdaq Stock Markets;

●	Effecting the Reverse Share Split could improve the liquidity and marketability of our ordinary shares, attract potential investment from institutional investors, and drive future anticipated growth.

On April 12, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for the Company’s ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was provided 180 calendar days, or until October 9, 2024, to regain compliance with the Minimum Bid Price Requirement. The Company’s ordinary shares had not regained compliance within the initial compliance period. On October 10, 2024, Nasdaq granted the Company an additional 180 calendar day period, or until April 7, 2025, to regain compliance with the requirement. To regain compliance, the bid price of the Company’s ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period.

On November 1, 2024, the closing price of our ordinary shares on the Nasdaq was $0.55 per share. A decrease in the number of issued ordinary shares resulting from the Reverse Share Split should, absent other factors, cause the per share market price of our ordinary shares to trade above the required price. However, we cannot provide any assurance that we will regain compliance with the Minimum Bid Price Requirement, or other listing requirements of Nasdaq.

If shareholders do not approve the Reverse Share Split Proposal and the Company’s share price does not otherwise increase to greater than $1.00 per share for at least 10 consecutive trading days, we expect the ordinary shares to be subject to a delisting action by Nasdaq. We believe that the Reverse Share Split is the most likely way to assist the share price in reaching the level under the Minimum Bid Price Requirement, although effecting the Reverse Split cannot guarantee that the ordinary shares would be in compliance with the Minimum Bid Price Requirement for even the minimum 10-day trading period, or that our minimum bid price would remain over the Minimum Bid Price Requirement following the Reverse Share Split.

Procedure for Implementing the Reverse Share Split

The Reverse Split would become effective upon the filing (the “Effective Time”) of a certificate of amendment to our Memorandum and Articles in the British Virgin Islands. The exact timing of the filing of the certificate of amendment that will effect the Reverse Split will be determined by our board of directors based on its evaluation as to when such action will be the most advantageous to the Company and our shareholders. In addition, our board of directors reserves the right, notwithstanding shareholder approval and without further action by the shareholders, to elect not to proceed with the Reverse Split if, at any time prior to filing the amendment to the Company’s Memorandum and Articles, our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our shareholders to proceed with the Reverse Split.

Effects of the Reverse Share Split

Depending on the ratio for the Reverse Split determined by our Board, a minimum of six and a maximum of fifteen shares of existing ordinary shares will be combined into one new ordinary share. The actual number of shares issued after giving effect to the Reverse Split, if implemented, will depend on the reverse split ratio that is ultimately determined by our Board of Directors.

The Reverse Split will affect all holders of our ordinary shares uniformly and will not affect any holder’s percentage interest in the Company, except as described herein the effects with respect to any resulting fractional shares. No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Split. The Company will purchase, redeem or otherwise acquire at market value any fractional shares.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

If the Reverse Split Proposal is effected, then we would continue to have two classes of shares outstanding, and holders of preferred shares would continue to have six votes per share, while holders of ordinary shares would have one vote per share following the Reverse Split. The voting rights, rights to dividends and distributions and other rights of ordinary shares will not be changed as a result of the Reverse Split (subject to the treatment of fractional shares and preferred shares). However, as a result of the Reverse Split, the voting rights of all ordinary shares would effectively be reduced, as compared to that of preferred shares, by the reverse split ratio that is ultimately determined by our board of directors.

The Reverse Share Split, if implemented, will not affect the issued and outstanding preferred shares. However, in the event of a conversion of preferred shares into ordinary shares, pursuant to an amendment to the Memorandum and Articles, the number of ordinary shares into which the preferred shares will be converted will be reduced by the same reverse split ratio as that for the Reverse Split of ordinary shares that is ultimately adopted by our Board of Directors.

Beneficial Holders of Ordinary Shares (i.e. shareholders who hold in street name)

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Ordinary Shares (i.e. shareholders that are registered on the transfer agent’s books and records but do not hold share certificates)

Certain of our registered holders of ordinary shares may hold some or all of their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of the ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, and the Company will purchase, redeem or otherwise acquire any fractional shares resulting from the Reverse Split.

Holders of Certificated Ordinary Shares

Shareholders holding ordinary shares in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time. The letter of transmittal will contain instructions on how a shareholder should surrender his, her or its certificate(s) representing ordinary shares (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Split ordinary shares (the “New Certificates”). No New Certificates will be issued to a shareholder until such shareholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No shareholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Shareholders will then receive a statement electronically in book-entry form reflecting the number of shares registered in their accounts, or if any shareholders so elect, a New Certificate(s) representing the number of whole ordinary shares that they are entitled as a result of the Reverse Split. Until surrendered, we will deem outstanding Old Certificates held by shareholders to be cancelled and only to represent the number of whole shares of post-Reverse Split ordinary shares to which these shareholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of shares, will automatically be exchanged for electronic book-entry statements or New Certificates. If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the book-entry statements or New Certificates will be issued with the same restrictive legends reflected in the book-entry statement(s) or on the back of the Old Certificate(s).

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Federal Income Tax Consequences of the Reverse Split

The following summary describes material U.S. federal income tax consequences of the Reverse Split to holders of our ordinary shares.

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our ordinary shares that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our ordinary shares (a “U.S. holder”). A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder. This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our ordinary shares as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Share Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, a shareholder generally will not recognize gain or loss on the Reverse Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Split.

No Appraisal Rights

Under the BVI law and our charter documents, holders of our ordinary shares will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Split.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our issued and outstanding ordinary shares and preferred shares that are present in person or by proxy at our annual meeting is required to approve the Reverse Split Proposal, provided we have quorum for the meeting. For the Reverse Split Proposal, ordinary shares will have one vote per share, preferred shares will have six votes per share, and ordinary shares and preferred shares will be counted as a single group, with a majority of the group required for approval.

WE RECOMMEND THAT YOU VOTE FOR THE REVERSE SHARE SPLIT PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services as a director. Our independent directors on our Board of Directors receive the director’s fees set forth in their appointment letters, which vary between $5,000 and $9,000 annually. In addition, independent directors are entitled to receive reimbursement for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.abitsgroup.com and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to: Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does the Board of Directors have diverse directors?

In accordance with Nasdaq Rule 5606, below chart provides information on each of our director’s voluntary, self-identified characteristics.

Board Diversity Matrix (as of November 5, 2024)

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	5
Gender Identity	Female		Male
Directors	1		4
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
ABITS GROUP INC

Level 24, Lee Garden One, 33 Hysan Avenue, Hong Kong SAR

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://www.abitsgroup.com.and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2023?

Our Board held no meetings and acted six times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2023. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held one meeting and acted three times by unanimous written consent during the fiscal year ended December 31, 2023. The Compensation and Nominating Committees did not hold any meetings during the year. Each incumbent director attended in person, virtually or via telephone all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2023. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2023, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2023, their principal functions and the number of meetings held during the year ended December 31, 2023 are shown below.

Audit Committee

The members of the Audit Committee are:

Lionel Choong

Tao Xu

Chuan Zhang

The Audit Committee is chaired by Lionel Choong. All members of the Audit Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. Our Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. The Company believes that Mr. Choong Khuat Leok qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

● Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

● Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

● Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

● Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

● Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

● Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

● Review accounting and financial human resources and succession planning within the Company;

● Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

● Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee were:

Chuan Zhan

Tao Xu

Lionel Choong

The Corporate Governance and Nominating Committee is chaired by Chuan Zhan. All members of the Corporate Governance and Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance and Nominating Committee undertakes to:

● Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

● Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

● Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

● Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

● Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

● Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

Compensation Committee

The members of the Compensation Committee were:

Tao Xu

Chuan Zhan

Lionel Choong

The Compensation Committee is chaired by Tao Xu. The Compensation Committee’s charter is available on the Company’s website at www.abitsgroup.com. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director at; c/o Secretary, Abits Group Inc, Level 24, Lee Garden One, Causeway Bay, Hong Kong SAR. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer and a member of the Board of Directors, Mr. Conglin Deng, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Wanhong Tan

Chief Financial Officer

Age — 70

Mr. Wanhong Tan has served as our Chief Financial Officer since July 25, 2016. Mr. Tan trained with Grant Thornton in Liverpool, UK and was admitted as an Associate of the Institute of Chartered Accountants (England and Wales) in 1980. He started his career with KPMG Kuala Lumpur in 1981 and in July that year, was promoted to be the Resident Manager of the Penang Office. In 1983, Mr. Tan joined a listed client as the Group Financial Controller before leaving for Sime Darby, Malaysia’s largest Asian-based conglomerate in 1986 as the Group Chief Accountant. He had a successful career with Sime Darby, holding various senior positions over a span of 18 years but left in 2004 following a reorganization of the group. In 2007, Mr. Tan joined Hong Leong Asia, Singapore on a specific assignment in China which he completed in 2009. He then took the post of Head of Investor Relations with 361 Degrees International, a Mainland sportswear group listed on the Stock Exchange of Hong Kong. where he stayed for a further six years.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately three years at a time) and pay annual salary, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law.

Conglin Deng

Mr. Deng has an Employment Agreement with the Company as the Chief Executive Officer for a term of three years, commencing from September 20, 2021. He is entitled to an annual base salary of $120,000 and an annual bonus determined at the sole discretion of the Board of Directors. In addition, Mr. Deng was awarded 600,000 restricted stock units (“RSUs”) to purchase an equal number of ordinary shares of the Company in 2022.

Wanhong Tan

Mr. Tan has an Employment Agreement with the Company as the Chief Financial Officer for a term of three years, commencing from January 1, 2022. He is entitled to an annual base salary of $120,000 and an annual bonus determined at the sole discretion of the Board of Directors. In addition, Mr. Tan was awarded 180,000 RSUs to purchase an equal number of ordinary shares of the Company in 2022. The RSUs will vest in equal installments over thirty-six (36) months of the Employment Agreement.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2023 to our directors and executive officers:

Name and Principal Position	Fiscal Year	Salary ($)	Fees ($)	Total ($)
Conglin Deng	2023	120,000		120,000
Chief Executive Officer and Director(1)

Wanhong Tan	2023	120,000		120,000
Chief Financial Officer

Khuat Leok Choong, Lionel	2023		9,000	9,000
Audit Committee Chair, Independent Director

Tao Xu	2023		5,000	5,000
Independent Director

Chuan Zhan	2023		5,000	5,000
Independent Director

Panpan Wang	2023		-	-
Director

(1)	Conglin Deng was appointed as our Chief Executive Officer, effective September 21, 2021.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2023?

The members of the Audit Committee as of December 31, 2023 were Khuat Leok Choong, Lionel, Tao Xu and Chuan Zhang, chaired by Khuat Leok Choong, Lionel. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Mr. Choong Khuat Leok, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.abitsgroup.com.

How does the Audit Committee conduct its meetings?

During fiscal 2023, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s interim and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s interim and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2023?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Audit Alliance LLP , the Company’s independent registered public accounting firm for the 2023 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Audit Alliance LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee had discussed with Audit Alliance LLP about their independence. The Audit Committee has concluded that Audit Alliance LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2023?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2023.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2023?

The Audit Committee had reviewed and discussed the fees paid to Audit Alliance LLP during 2023 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of audit and non-audit services was compatible with Audit Alliance LLP ’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Lionel Choong

Tao Xu

Chuan Zhang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year 2023, Audit Alliance LLP’s fee for the annual audit of our financial statements was $100,000.

During fiscal year 2022, Audit Alliance LLP’s fee for the annual audit of our financial statements was $90,000.

Audit Related Fees, Tax Fees and All Other Fees

The Company has not engaged or paid Audit Alliance LLP for audit-related services, tax advisory services or any other services in fiscal 2023.

Audit Committee Pre-Approval Policies

Before Audit Alliance LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by Audit Alliance LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2023 that were attributed to work performed by Audit Alliance LLP’s full-time permanent employees.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of October 23, 2024 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of shares of the Company beneficially owned are based on 35,554,677 Ordinary Shares and 5,000,000 Preferred Shares outstanding as of October 23, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 23, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of the offices of the Company at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China. As of October 23, 2024, we had 406 shareholders of record.

	Number of Ordinary Shares	Percentage of Ordinary Shares
	Beneficially	Beneficially	Percentage of
Directors and Executive Officers	Owned	Owned(1)	Voting Power(1)
Directors and Executive Officers:
Conglin Deng, CEO and Director (2)	6,281,115	17.7%	55.3%
Wanhong Tan, CFO	-	-	-
Khuat Leok Choong, Lionel, Director	36,000	*	*
Tai Xu, Director	-	-	-
Chuan Zhan, Director	-	-	-
Panpan Wang, Director	-	-	-
All directors and executive officers as a group (six individuals)	6,317,115	17.8%	55.4%

5% Shareholder:
Futu Trustee Limited(3)	5,600,000	15.8%	8.5%
Bridgeforrest (BVI) Inc(4)	133,000	0.4%	46.0%
Danqing Sun(5)	1,820,000	5.1%	2.8%
Yunxia Li(6)	1,800,000	5.1%	2.7%

(1)	The percentage of ordinary shares beneficially owned and the percentage of voting power are based on 35,554,677 ordinary shares outstanding and 5,000,000 preferred shares outstanding as of October 23, 2024. Each preferred share carries six votes at meetings of shareholders or on any resolutions of shareholders.

(2)	Mr. Conglin Deng may be deemed to beneficially own 6,281,115 ordinary shares, consisting of 548,115 shares directly owned by Mr. Deng, 5,600,000 shares owned by a trust which Mr. Deng may be deemed to beneficially own and 133,000 shares indirectly owned through Bridgeforrest (BVI) Inc, a company solely owned by Mr. Deng. Bridgeforrest (BVI) Inc. also held 5,000,000 preferred shares of the Company on the aforementioned date. Each preferred share is entitled to six votes and as a result, Mr. Deng had approximately 55.3% of the outstanding voting power. Mr. Deng’s address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

(3)	Address is 34/F, United Centre, No. 95 Queensway, Admiralty, Hong Kong.

(4)	Address is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

(5)	Address is 16 Xinjian Road, Xinhe Village, Wenling City, Zhejiang Province, China

(6)	Address is B5-11B, Hujialou Jiedao, Shengshiyipin, Chaoyang District, Beijing, China

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2023 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request by sending a letter to the offices of the Company at Level 24, Lee Garden One, 33 Hysan Avenue, Hong Kong SAR, or to yf@abitgrp.com, along with any questions about proposals described in this proxy statement/prospectus or how to execute your vote.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at https://www.abitsgroup.com under Investor Relations.